EXHIBIT 99.2

FOR IMMEDIATE RELEASE

Contacts:

Delhaize Group		Edelman Financial
Guy Elewaut Geoffroy d'Oultremont	+32 (0) 2 412 29 48 +32 (0) 477 50 07 96 +32 (0) 2 412 83 21 +32 (0) 478 88 32 96	Michael Geczi Heather Harper Shoreen Maghame	323-857-9100 212-642-7743 323-857-9100

DELHAIZE GROUP PROPOSES SHARE EXCHANGE
TO BOARD OF DELHAIZE AMERICA
TO CREATE INTEGRATED GLOBAL FOOD RETAILER

i	Streamlining of Delhaize Group's capital and corporate structure to leverage financial strength, human resources and international development in its core business
i	Earnings per share (EPS) accretive transaction in 2001
i	Simplified share structure through single class of stock with identical voting rights. Shares will be traded in the United States in the form of ADRs and on the Brussels Stock Exchange
i	Announces intention to obtain shareholder approval for buy back program of Delhaize Group shares

BRUSSELS, Belgium, September 7, 2000 - Delhaize "Le Lion" ("Delhaize Group"), an international food retailer operating in 11 countries on three continents, today announced that its Board of Directors has approved a proposal to increase to 100 % its ownership of Delhaize America, Inc. (NYSE: DZA and DZB), the Salisbury, N.C.-based company that is the largest operating company in the global supermarkets group.

Terms of Proposed Offering

The Board of Directors of the Delhaize Group (Brussels Stock Exchange: Reuters DELBt.Br - Bloomberg DEHT BB) has unanimously approved a proposal, sent in a letter on September 6, 2000 to the Chief Executive Officer of Delhaize America, to exchange Delhaize Group stock for all of the outstanding shares of Class A and Class B common stock of Delhaize America not currently held by Delhaize Group. The Delhaize Group currently owns approximately 37 % of Delhaize America's Class A (non-voting) common stock and approximately 56% of Delhaize America's Class B (voting) common stock, or approximately 45 % of Delhaize America's total shares outstanding.

Public shareholders of Delhaize America would receive 0.35 Delhaize Group common shares in exchange for each share of Class A and Class B common stock of Delhaize America. Using each company's 20 trading days average stock price (ending September 5, 2000), this offer represents a 32 % premium above Delhaize America's average price for the blended A- and B-shares. The respective 20-day averages are EUR 64.76 (equivalent to US$57.66) for Delhaize Group and US$15.29 (blended price) for Delhaize America. Delhaize Group also said it intends to structure the transaction to be tax-free to Delhaize America shareholders for United States federal income tax purposes.

After the transaction is completed, the shareholders of Delhaize America and Delhaize Group will hold one class of shares with identical voting rights. Upon closing, the Delhaize Group intends to list its shares in the U.S. on the New York Stock Exchange in the form of American Depository Receipts (ADRs) and continue its listing on the Brussels Stock Exchange (Belgium) as ordinary shares. The ADR's, which will represent an interest in underlying shares of the Delhaize Group, would be intended to facilitate trading in the U.S.

The offer to exchange, approved by the Delhaize Group Board, is contingent on acceptance by the Board of Delhaize America after approval by and recommendation of the special committee of independent directors of the Board of Directors of Delhaize America, approval by Delhaize America shareholders at a shareholders meeting, certain approvals by the Delhaize Group shareholders at a shareholders meeting and other conditions customary in transactions of this type.

The Delhaize Group also announced that its Board of Directors will request shareholder approval of a proposal that would authorize the Board to buy back its shares up to the legal maximum amount and increase capital.

Rationale of Offer

"The transaction would create a simplified structure, thus increasing the Delhaize Group's ability to leverage capital and human resources and to capitalize on growth opportunities throughout the United States and the world", stated Pierre-Olivier Beckers, Chief Executive Officer and President of the Delhaize Group.

"These initiatives are intended to significantly benefit all of the Group's key constituencies - employees, customers, shareholders, suppliers and local communities - by strengthening Delhaize America's ability to compete at a time when the U.S. supermarket industry is undergoing strong competitive pressures."

"The Board and Management of the Delhaize Group are confident that the Board's proposal for the company to become a stronger international food retailer will be viewed favorably by the Delhaize America shareholders. This is especially true in the United States, where Food Lion, Hannaford and Kash n' Karry form an unrivalled group of complementary companies. This offer brings together two companies that have been partners for 26 years."

A Proposal in the Interest of all Stakeholders

The transaction proposal is structured to be in the best interest of all shareholders and other concerned constituencies. It would:

i	Simplify the group's capital structure into one voting security in the US and Europe, eliminating the two classes of stock in the U.S. and differential voting rights that currently exist.
i	Increase the market capitalization and, therefore, the liquidity and visibility of the Delhaize Group shares on a global basis.
i

Offer ongoing equity participation in a highly successful international food retailer, with strong American and European bases, strong strategic positions in Eastern and Southern Europe, and high-growth potential in Southeast Asia.

i	Be accretive in 2001 and 2002 on reported earnings per share (after goodwill amortization) and cash earnings per share (before goodwill amortization) bases of the Delhaize Group.
i	Generate $20 million of pretax synergies (0.1 % of sales), with savings resulting from the implementing of best practices across the group.
i

Ensure consistency, as all companies would continue to operate under their local banner, thereby maintaining their operational and cultural identity, and serving their customers with increased synergies and competitive strength.

i	Allow to continue to reward the management of Delhaize America consistent with current practices in the American food retail sector.

About Delhaize Group

The Delhaize Group is a food retailer headquartered in Belgium and listed on the Brussels Stock Exchange. The Delhaize Group operates in 11 countries, in 1999 achieved sales of EUR 14.3 ($ 15.3 billion) and net earnings amounting to EUR 169.9 million ($ 181.0 million). The Delhaize Group employs 145,000 people.

Advisor

The Delhaize Group is being advised in this transaction by Schroder Salomon Smith Barney.

More Information

The Delhaize Group has established a toll-free U.S. hotline at 800-619-3688 for investor questions. Questions can also be emailed to Investor@DelhaizeGroup.com, and additional information will be posted on the company's website at http://www.delhaizegroup.com. This press release is available in English, French and Dutch.

Safe Harbor

This press release is not an offer or the solicitation of an offer to acquire any securities of Delhaize America, and no such offer or solicitation will be made except in compliance with applicable securities laws.

This press release includes forward-looking statements (statements that are not historical facts and relate to future activities and performance) that involve risks and uncertainties. These forward-looking statements include statements about strategic options, future strategies and the anticipated benefits of these strategies, and they are subject to risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statements based on a number of factors, including the early stage of Delhaize's consideration of these strategic options and strategies, the possibility that Delhaize may decide not to implement any particular strategy, the ability of Delhaize to successfully implement these strategies if and when Delhaize decides to implement them or any of them, and the possibility that the anticipated benefits of these strategies are not achieved. Delhaize assumes no obligation to update the information contained in this press release.